

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

<u>Via E-Mail</u>
Mr. Donald W. Hohman, Sr.
Chief Executive Officer
Whoopass Poker Corporation
8880 West Sunset Road, 3rd Floor
Las Vegas, NV 89148

   Re: **Whoopass Poker Corporation**
       Item 4.02 Form 8-K
       Filed June 19, 2013
       File No. 0-54724

Dear Mr. Hohman:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kevin L. Vaughn

        Kevin L. Vaughn
        Accounting Branch Chief